May 1, 2020

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Geoff Kruczek

Re:                             VectoIQ Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 15, 2020
File No. 333-237179

Dear Mr. Kruczek:

On behalf of our client, VectoIQ Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 29, 2020, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Although we hope to be the first to bring, page 40

1.                                      We note your revisions in response to prior comment 4. Please revise to clarify how the target availability and production timelines of your competitors compare to your target availability and production timelines.

The Company has revised the disclosure on pages 40, 146 and 147 as requested in response to the Staff’s comment.

Our amended and restated certificate of incorporation provides, page 62

2.                                      We note your response to comment 6 and reissue our comment in part. Please revise your disclosures on page 62 and 237 to describe the full scope of your exclusive forum provision. In that regard, we note that the provision in Annex B provides that if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware shall be sole and exclusive forum.

The Company has revised the disclosure on pages 62 and 238 as requested in response to the Staff’s comment.

There is uncertainty regarding the federal income tax consequences, page 62

3.                                      Please expand your revisions in response to prior comment 3 to specify the reasons for and degree of uncertainty and risks to investors.

The Company has revised the disclosure on page 62 as requested in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 64

4.                                      We note your revisions in response to prior comment nine. Please revise your disclosures in note 3 to reconcile the weighted average shares outstanding for current Nikola stockholders used here to their historical financial statements.

The Company has revised the disclosure on page 73 as requested in response to the Staff’s comment.

Key Non-Financial Metrics, page 89

5.                                      While we note your revisions in response to prior comment 16, it continues to be unclear how you intend to use the funds available to you following completion of the business combination transaction. Please revise.

The Company has revised the disclosure on pages 90 and 91 as requested in response to the Staff’s comment.

Proposal No. 2—The Amendments to VectoIQ’s Certificate of Incorporation Proposal, page 121

6.                                      We note your revisions in response to prior comment 14. Please revise to present separately on Exhibit 99.1 the intended changes to your exclusive forum provision in your proposed certificate of incorporation.

The Company has revised Exhibit 99.9 as requested in response to the Staff’s comment.

CNHI Services Agreement with CNHI/Iveco, page 167

7.                                      We note your response to prior comment 17. We also note your disclosure on page 184 that as part of your arrangement with Iveco you are obligated to pay Iveco a royalty of 1.0% on BEV truck revenues and 1.25% on FCEV truck revenues over a period of seven years. We also note the information provided in Note 6 to your consolidated financial statements. Please revise this section to include such royalty payment information.

The Company has revised the disclosure on page 168 as requested in response to the Staff’s comment.

Nikola Management’s Discussion and Analysis of Financial Condition and Results of Operation General, page 173

8.                                      We note that you have entered into a Note with JP Morgan Chase under the Small Business Administration Paycheck Protection Program, pursuant to which the company borrowed $4.1 million. Please disclose the following: (i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

The Company respectfully advises the Staff that Nikola repaid the Note in full on April 30, 2020 and has revised the disclosure on page F-41 as requested in response to the Staff’s comment.

Liquidity and Capital Resources, page 182

9.                                      We note your response to prior comment 19. Please revise the Company’s liquidity disclosures to more fully and specifically disclose and discuss short-term and long-term liquidity needs based on the current plan of operations as required by Items 303(a)(1) and (2) of Regulation S-K.

The Company has revised the disclosure on pages 182 and 183 as requested in response to the Staff’s comment.

Nikola Corporation Consolidated Financial Statements 6. Related Party Transactions, page F-22

10.                               We note your response to prior comment 27. Please address the following:

•                  Tell us the number of shares of series D preferred stock sold to the third party financial advisor and indicate any relationship that party had with the Company or CNHI prior to the share issuance;

•                  Tell us the significant and specific assumptions used to determine the fair values of the license and in-kind services; and

•                  More fully explain the facts and circumstances related to the CNHI investment, including why the series D preferred shares were issued in several different tranches and what, if any, recourse CNHI has if all the series D preferred shares are not issued.

Nikola advises the Staff that concurrently with the first tranche of CNHI’s purchase of Series D preferred stock in September 2019, Nikola sold 809,936 shares of Series D preferred stock to ValueAct Spring Master Fund, L.P. (“ValueAct”), a financial investor. Prior to its investment in the Series D preferred stock, ValueAct held 739,827 shares of Nikola Common Stock and 1,961,777 shares of Nikola’s Series Seed Preferred Stock. At the time of the Series D investment, ValueAct’s ownership amounted to below 2%, and therefore it was not considered an affiliate of Nikola. As disclosed on page 190, ValueAct is affiliated with Jeffrey W. Ubben, who became a member of Nikola’s board of directors in September 2019. As a result of Mr. Ubben’s appointment to Nikola’s board of directors, ValueAct is now considered a related party. Nikola is not aware of any relationship between CNHI and ValueAct.

To determine the fair value of the license asset, Nikola performed a discounted cash flow analysis to calculate the present value of the implied net license revenue from future truck sales. The following significant assumptions were used in that analysis:

•                  Forecasted number of BEV and FCEV trucks sold or leased and revenue per truck.

•                  Estimated percentage of cash flows attributable to the S-WAY technology license.

•                  Estimated market fee charged in licensing arrangements for automotive components based on publicly available benchmarking data.

•                  A discount factor applied to the future implied revenues, which was selected based on the range of typical rates of return for bridge/pre-IPO companies in accordance with the AICPA publication “Valuation of Portfolio Company Investments of Venture Capital and Private Equity Funds and Other Investment Companies.”

The fair value of the in-kind services was determined based on the negotiated hourly rates, which were corroborated by third-party rates from outside vendors providing similar services, based on the level and experience of the individuals involved.

The timing and number of the different tranches of the CNHI investment was negotiated between Nikola and CNHI based on the business demands of the parties, as follows:

•                  The $100.0 million cash investment was made in two equal tranches at the request of CNHI, to meet their internal requirements.

•                  The $50.0 million contribution of the intellectual property license was based on the timing when Nikola expected to start utilizing the S-WAY license to support its product development roadmap for Nikola Tre.

•                  The $100.0 million in in-kind services was negotiated to be issued quarterly in 2019 and 2020, when the services were expected to be provided to Nikola. Subsequently, as disclosed on page F-40, for administrative reasons, the originally committed timing of the issuances was amended due to the anticipated Business Combination.

Nikola further respectfully advises the Staff that outside of typical legal remedies allowed by law in case of a contract breach by either party, no specific recourse is articulated in the Series D Preferred Stock Purchase Agreement.

14. Subsequent Events, page F-39

11.                               We note that in April 2020 the Company and Iveco entered into a series of agreements which established a manufacturing joint venture in Europe, Nikola Iveco Europe B.V. Please more fully address the extent of the Company’s operations expected to be performed by the joint venture relative to the operations expected to be performed by the Company; disclose how the joint venture will be accounted for; and discuss how the establishment of the joint venture could impact the Company’s consolidated results. Please also clarify the nature of the intellectual property licenses to be contributed to the joint venture. Specifically address whether the license the Company will contribute to the joint venture is the license recently acquired from Iveco. If it is, more fully explain the series of transactions, including why Iveco sold the license rather than contribute it to the joint venture.

The Company has revised the disclosure on pages F-40 and F-41 as requested in response to the Staff’s comment. Nikola further respectfully advises the Staff that the intellectual property licenses contributed to the joint venture by Nikola are intellectual property related to Nikola-developed BEV and FCEV technology for the use in the European market, and does not include the S-WAY license received by Nikola from Iveco, which license is limited for use in North America. Iveco contributed to the joint venture a license for the S-WAY technology for use in the European market.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (305) 579-0576.

Sincerely yours,

/s/ Alan I. Annex
Alan I. Annex
Greenberg Traurig, LLP

cc:	Stephen J. Girsky
President and Chief Executive Officer
VectoIQ Acquisition Corp.